UNI
SECURITIES AND
Washin



12060454

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIERRA PACIFIC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9440 W. SAHARA AVE., SUITE 215
(No. and Street)

LAS VEGAS	NV	89117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIN LANKOWSKY 702/998-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/03

OATH OR AFFIRMATION

I, ERIN LANKOWSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIERRA PACIFIC SECURITIES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature ERIN LANKOWSKY

Co-President

Title

SEE ATTACHED.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIERRA PACIFIC SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

(With Independent Auditors' Report Thereon)



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

SIERRA PACIFIC SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

(With Independent Auditors' Report Thereon)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this

21ST day of FEBRUARY, 2012, by
Date Month Year

(1) GREGORY A. GOODYEAR,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)


GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Place Notary Seal Above

Signature ________________
Signature of Notary Public
GEORGIA F. SHAW

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17 A-5, PART III

Document Date: FEBRUARY 8, 2012 Number of Pages: 15

Signer(s) Other Than Named Above: ERIN LANKOWSKY

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

CONTENTS



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Members
Sierra Pacific Securities, LLC
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Sierra Pacific Securities, LLC as of December 31, 2011, and the related statements of income, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sierra Pacific Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 8, 2012

SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash in bank		$ 302,829
Deposits with/receivables from clearing organization		5,855,503
Receivable from other brokers		82,930
Securities owned, at market value		36,486,041
Prepaid expense and other assets		638
Property and equipment, net of accumulated depreciation		80,549
Total assets		$ 42,808,490

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable		$ 58,152
Payable to clearing organization –		
Inventory financing payable	$ 30,332,712	
Securities sold short – not yet purchased	5,968,110	
Total payable to clearing organization		36,300,822
Total liabilities		36,358,974
Members' equity		6,449,516
Total liabilities and members' equity		$ 42,808,490

The accompanying notes are an integral part of these financial statements.

SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues:		
Trading profits		$ 2,815,913
Interest income		510,596
Unrealized gain (loss) on securities held		(135,523)
Commodities – hedging gain (loss)		(292,070)
Total revenues		2,898,916
Expenses:		
Salaries, benefits and payroll taxes	$ 617,521	
Consulting fees	20,730	
Ticket charges	99,354	
Insurance	533	
Interest	188,701	
Data subscriptions	215,706	
ATS/ECN charges	172,975	
Professional fees	47,242	
Communications	8,436	
Licenses, registrations, taxes and other fees	20,062	
Rent	18,756	
Depreciation	9,324	
Office expense	87,813	
Other	3,853	
Total expenses		1,511,006
Net income		$ 1,387,910

The accompanying notes are an integral part of these financial statements.

SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

Balance at December 31, 2010	$	1,561,606
Capital additions		3,500,000
Net income		1,387,910
Balance at December 31, 2011	$	6,449,516

The accompanying notes are an integral part of these financial statements.

SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income		$ 1,387,910
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	$ 9,324	
Changes in operating assets and liabilities:		
Increase in deposits with/receivables from clearing organization and other brokers	(5,938,433)	
Increase in securities owned, net	(36,486,041)	
Decrease in prepaid expenses and other expenses	2,372	
Increase in payable to clearing organization	36,300,822	
Increase in accounts payable	58,152	
Total adjustments		(6,053,804)
Net cash flows used for operating activities		(4,665,894)
Cash flows from investing activities:		
Additions to property and equipment	(89,873)	
Net cash used for investing purposes		(89,873)
Cash flows from financing activities:		
Contributions from members	3,500,000	
Net cash flows provided by financing activities		3,500,000
Net decrease in cash		(1,255,767)
Cash, beginning of year		1,558,596
Cash, end of year		$ 302,829

SUPPLEMENTAL CASH INFORMATION

Cash paid for interest	$ 188,701

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its only office in Las Vegas, Nevada. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government, municipal and agency securities, corporate obligations and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2011.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts.

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2011, the Company had deposit levels with clearing organizations exceeding the requirements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities/Fair Value

As required by the fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC) the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. The Company defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

Income Taxes

The Company is a limited liability company and has elected pass-through treatment for tax purposes. Therefore, the Company is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

(2) SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $320,742. These securities had a cost of $36,317,437 and are comprised of corporate obligations, bank Certificates of Deposit, Muni's, and Federal obligations.

Market value is established using Level 1 valuations in the hierarchy established by current standards as the securities are on national exchanges and the fair value is determined based on published market prices.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition. The liability includes inventory financed and the value of certain securities sold short – not yet purchased.

(3) TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

(3) TRADING ACTIVITIES AND RELATED RISKS, Continued

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are used to hedge the risk associated with owning debt securities. At December 31, 2011, there were thirty-four futures contracts that had not been settled (notional amount of $3,400,000). These contracts relate to United States 10-Year Treasury Notes deliverable in March 2012. Net realized and unrealized gains and losses from futures contracts are included in the principal transaction revenues in the accompanying statement of income. For the period ended December 31, 2011, net realized and unrealized losses futures contracts totaled $292,725.

(4) RENTAL OF OFFICE FACILITIES

The Company occupies office facilities under a lease expiring February 28, 2013, which provides for payments as follows:

Year ended December 31	
2012	$ 27,378
2013	4,563
Total commitments	$ 31,941

(5) CONCENTRATION OF CREDIT RISK FOR CASH HELD IN BANKS

On November 9, 2010, the Federal Deposit Insurance Corporation (FDIC) issued a Final rule that provides for unlimited insurance coverage of non-interest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all non-interest-bearing transaction accounts are fully insured, regardless of the balance of the accounts, at all FDIC-insured institutions. The Company maintains its cash accounts at FDIC-insured institutions.

(6) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2011, the Company had computed net capital of $3,957,398, which was in excess of the required net capital level by $3,857,398. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 8 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was .0147 to 1.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 8, 2012. No transactions or events were found that were material enough to require recognition in the financial statements.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total members' equity		$ 6,449,516
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (638)	
Property and equipment, net	(80,549)	
Total adjustments		(81,187)
Net capital before haircuts		6,368,329
Haircuts on security positions – United States Agency obligations and obligations of organizations established by the United States:		
Exempted securities	1,149,147	
Debt securities	1,261,784	
Net haircuts		(2,410,931)
Net capital		3,957,398
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 3,857,398

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 58,152
Ratio of aggregate indebtedness to net capital	.0147 to 1

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

SIERRA PACIFIC SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Sierra Pacific Securities, LLC
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Sierra Pacific Securities, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the LLC, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
February 8, 2012



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

The Members
Sierra Pacific Securities, LLC
Las Vegas, Nevada

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation-Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Sierra Pacific Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Sierra Pacific Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sierra Pacific Securities, LLC's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 8, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068700 FINRA DEC
SIERRA PACIFIC SECURITIES LLC 21*21
9440 W SAHARA AVE STE 215
LAS VEGAS NV 89117-8825

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Erin Lankowsky 702-998-0600

2. A. General Assessment (item 2e from page 2) $ 7,376

B. Less payment made with SIPC-6 filed (exclude interest) (Ø)

____
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ ________

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,376

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sierra Pacific Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Co-President / CFO
(Title)

Dated the 6 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________

Documentation ________

Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2011 and ending Dec 31, 2011

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,217,489
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	292,070
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,509,559
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	282,768
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	87,696
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 188,701	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	188,701
Total deductions	559,165
2d. SIPC Net Operating Revenues	$ 2,950,394
2e General Assessment @ .0025	$ 7,376 (to page 1, line 2.A.)